UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Braemar Hotels & Resorts Inc.
 (Name of Issuer)

Common stock
(Title of Class of Securities)

10482B101
(CUSIP Number)

March 11, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule* is filed:
[__]  Rule 13d-1(b)
[X ]  Rule 13d-1(c)
[__]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting* person's initial filing on this form with respect to the subject class of* securities, and for any subsequent amendment containing information which* would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be* deemed to be "filed" for the purpose of Section 18 of the Securities Exchange* Act of 1934 ("Act") or otherwise subject to the liabilities of that section of* the Act but shall be subject to all other provisions of the Act (however, see* the Notes).

1. Names of Reporting Persons
DBR Hotel Owner LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__] (b) [__]

3. SEC Use Only

4. Citizenship or Place of Organization
Puerto Rico

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power
0

6. Shared Voting Power
5,593,000

7. Sole Dispositive Power
0

8. Shared Dispositive Power
5,593,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person
5,593,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See* Instructions)
[__]

11. Percent of Class Represented by Amount in Row (9)
7.8%(1)

12. Type of Reporting Person (See Instructions)
OO
___________________________
(1) Calculated based on 71,269,833 shares of common stock outstanding as of* May 4, 2022 as reported on the Issuer's Quarterly Report on Form 10-Q, filed* with the Securities & Exchange Commission on May 6, 2022.


1. Names of Reporting Persons
DBR Hotel Member LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__] (b) [__]

3. SEC Use Only

4.Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power
0

6. Shared Voting Power
5,593,000

7. Sole Dispositive Power
0

8. Shared Dispositive Power
5,593,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person
5,593,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See* Instructions)
[__]

11. Percent of Class Represented by Amount in Row (9)
7.8%(1)

12. Type of Reporting Person (See Instructions)
OO

_____________________________
(1) Calculated based on 71,269,833 shares of common stock outstanding as of* May 4, 2022 as reported on the Issuer's Quarterly Report on Form 10-Q, filed* with the Securities & Exchange Commission on May 6, 2022.


1. Names of Reporting Persons
DBR Dorado Ventures, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__] (b) [__]

3. SEC Use Only

4. Citizenship or Place of Organization
Puerto Rico

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power
0

6. Shared Voting Power
5,593,000

7. Sole Dispositive Power
0

8. Shared Dispositive Power
5,593,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person
5,593,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See* Instructions)
[__]

11. Percent of Class Represented by Amount in Row (9)
7.8%(1)

12. Type of Reporting Person (See Instructions)
OO
_________________________
(1) Calculated based on 71,269,833 shares of common stock outstanding as of* May 4, 2022 as reported on the Issuer's Quarterly Report on Form 10-Q, filed* with the Securities & Exchange Commission on May 6, 2022.


1. Names of Reporting Persons
DBR Cerromar Ventures, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__] (b) [__]

3. SEC Use Only

4. Citizenship or Place of Organization
Puerto Rico

Number of Shares Beneficially Owned by Each Reporting Person With

5.Sole Voting Power
0

6. Shared Voting Power
5,593,000

7.Sole Dispositive Power
0

8. Shared Dispositive Power
5,593,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person
5,593,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See* Instructions)
[__]

11. Percent of Class Represented by Amount in Row (9)
7.8%(1)

12. Type of Reporting Person (See Instructions)
OO

_____________________
(1) Calculated based on 71,269,833 shares of common stock outstanding as of* May 4, 2022 as reported on the Issuer's
Quarterly Report on Form 10-Q, filed with the Securities & Exchange Commission* on May 6, 2022.


1. Names of Reporting Persons
DBR Residential Ventures, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__] (b) [__]

3. SEC Use Only

4. Citizenship or Place of Organization
Puerto Rico

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power
0

6. Shared Voting Power
5,593,000

7. Sole Dispositive Power
0

8. Shared Dispositive Power
5,593,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person
5,593,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See* Instructions)
[__]

11. Percent of Class Represented by Amount in Row (9)
7.8%(1)

12. Type of Reporting Person (See Instructions)
OO

___________________________
(1) Calculated based on 71,269,833 shares of common stock outstanding as of* May 4, 2022 as reported on the Issuer's
Quarterly Report on Form 10-Q, filed with the Securities & Exchange Commission* on May 6, 2022.


1. Names of Reporting Persons
FSCO LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__] (b) [__]

3. SEC Use Only

4. Citizenship or Place of Organization
Puerto Rico

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power
0

6. Shared Voting Power
5,593,000

7. Sole Dispositive Power
0

8. Shared Dispositive Power
5,593,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person
5,593,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See* Instructions)
[__]

11. Percent of Class Represented by Amount in Row (9)
7.8%(1)

12. Type of Reporting Person (See Instructions)
OO

_______________________
(1) Calculated based on 71,269,833 shares of common stock outstanding as of* May 4, 2022 as reported on the Issuer's Quarterly Report on Form 10-Q, filed* with the Securities & Exchange Commission on May 6, 2022.


1. Names of Reporting Persons
Federico Stubbe Arsuaga

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__] (b) [__]

3. SEC Use Only

4. Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power
0

6. Shared Voting Power
5,593,000

7. Sole Dispositive Power
0

8. Shared Dispositive Power
5,593,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person
5,593,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See* Instructions)
[__]

11. Percent of Class Represented by Amount in Row (9)
7.8%(1)

12. Type of Reporting Person (See Instructions)
IN

___________________________
(1) Calculated based on 71,269,833 shares of common stock outstanding as of* May 4, 2022 as reported on the Issuer's Quarterly Report on Form 10-Q, filed* with the Securities & Exchange Commission on May 6, 2022.


1. Names of Reporting Persons
Federico Stubbe Gonzalez

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__] (b) [__]

3. SEC Use Only

4. Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power
0

6. Shared Voting Power
5,593,000

7. Sole Dispositive Power
0

8. Shared Dispositive Power
5,593,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person
5,593,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See* Instructions)
[__]

11. Percent of Class Represented by Amount in Row (9)
7.8%(1)

12. Type of Reporting Person (See Instructions)
IN

____________________________
(1) Calculated based on 71,269,833 shares of common stock outstanding as of* May 4, 2022 as reported on the Issuer's Quarterly Report on Form 10-Q, filed* with the Securities & Exchange Commission on May 6, 2022.


SCHEDULE 13G
Item 1.

(a) Name of Issuer
Braemar Hotels & Resorts Inc., a Maryland corporation (the "Issuer")

(b) Address of Issuer's Principal Executive Offices
14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254

Item 2.

(a) Name of Person Filing

This Schedule 13G (the "Schedule 13G") is being filed on behalf of each of the* following persons (collectively, the
"Reporting Persons"):
*	DBR Hotel Owner LLC;
*	DBR Hotel Member LLC;
*	DBR Dorado Ventures, LLC;
*	DBR Cerromar Ventures, LLC;
*	DBR Residential Ventures, LLC;
*	FSCO LLC;
*	Federico Stubbe Arsuaga; and
*	Federico Stubbe Gonzalez.

Federico Stubbe Arsuaga and Federico Stubbe Gonzalez are the Managers of FSCO* LLC, which is the Manager of DBR Residential Ventures, LLC, which is the sole* member of DBR Cerromar Ventures, LLC, which is the Manager of DBR Dorado* Ventures, LLC, which is the sole member of DBR Hotel Member LLC, which is the* sole member of DBR Hotel Owner LLC.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 23,* 2022, pursuant to which the Reporting Persons have agreed to file this Schedule* 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated* under the Act.

(b) Address of Principal Business Office or, if none, Residence
The address of the principal business office of each Reporting Person is 120* Carretera 693, Dorado, PR 00646.

(c) Citizenship
The citizenship or place of organization of each Reporting Person is set forth* in Row 4 on each Reporting Person's cover page.

(d) Title of Class of Securities
Common stock, par value $0.01 per share (the "Common Stock")

(e) CUSIP Number
10482B101

Item 3.
If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c),* check whether the person filing is a:
Not applicable

Item 4.
Ownership

See Rows 5 through 11 of each Reporting Person's cover page


Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof* the reporting person has ceased to be the beneficial owner of more than 5* percent of the class of securities, check the following [__]

Item 6.
Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security* Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.
Identification and Classification of Members of the Group
Not applicable

Item 9.
Notice of Dissolution of Group
Not applicable

Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the* securities referred to above were not acquired and are not held for the purpose* of or with the effect of changing or influencing the control of the issuer of* the securities and were not acquired and are not held in connection with or as* a participant in any transaction having that purpose or effect, other than* activities solely in connection with a nomination under Rule 14a-11 under the* Act.


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify* that the information set forth in this statement is true, complete and correct.
Date: May 23, 2022

DBR HOTEL OWNER LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME: FEDERICO STUBBE GONZALEZ
TITLE: PRESIDENT


DBR HOTEL MEMBER LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME: FEDERICO STUBBE GONZALEZ
TITLE: AUTHORIZED REPRESENTATIVE


DBR DORADO VENTURES, LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME: FEDERICO STUBBE GONZALEZ
TITLE: AUTHORIZED REPRESENTATIVE


DBR CERROMAR VENTURES, LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME: FEDERICO STUBBE GONZALEZ
TITLE: AUTHORIZED REPRESENTATIVE


DBR RESIDENTIAL VENTURES, LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME: FEDERICO STUBBE GONZALEZ
TITLE: AUTHORIZED REPRESENTATIVE


FSCO LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME: FEDERICO STUBBE GONZALEZ
TITLE: ADMINISTRATIVE MANAGER


/s/ FEDERICO STUBBE ARSUAGA
FEDERICO STUBBE ARSUAGA


/s/ FEDERICO STUBBE GONZALEZ
FEDERICO STUBBE GONZALEZ


Exhibit List

Exhibit A - Joint Filing Agreement, dated May 23, 2022

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G
The undersigned hereby agree as follows:
(i)	Each of them is individually eligible to use the Schedule 13G to which this*
Exhibit is attached, and such Schedule 13G is filed on behalf of each of them;*
and

(ii)	Each of them is responsible for the timely filing of such Schedule 13G and*
any amendments thereto, and for the completeness and accuracy of the*
information concerning such person contained therein; but none of them is*
responsible for the completeness or accuracy of the information concerning the*
other persons making the filing, unless such person knows or has reason to*
believe that such information is inaccurate.
Date: May 23, 2022

DBR HOTEL OWNER LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME: FEDERICO STUBBE GONZALEZ
TITLE: PRESIDENT


DBR HOTEL MEMBER LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME: FEDERICO STUBBE GONZALEZ
TITLE: AUTHORIZED REPRESENTATIVE


DBR DORADO VENTURES, LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME: FEDERICO STUBBE GONZALEZ
TITLE: AUTHORIZED REPRESENTATIVE


DBR CERROMAR VENTURES, LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME:  FEDERICO STUBBE GONZALEZ
TITLE: AUTHORIZED REPRESENTATIVE


DBR RESIDENTIAL VENTURES, LLC


BY: /s/ FEDERICO STUBBE GONZALEZ
NAME: FEDERICO STUBBE GONZALEZ
TITLE: AUTHORIZED REPRESENTATIVE


FSCO LLC

BY: /s/ FEDERICO STUBBE GONZALEZ
NAME:  FEDERICO STUBBE GONZALEZ
TITLE:  ADMINISTRATIVE MANAGER


/s/ FEDERICO STUBBE ARSUAGA
FEDERICO STUBBE ARSUAGA


/s/ FEDERICO STUBBE GONZALEZ
FEDERICO STUBBE GONZALEZ